SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
Cape Fear Bank Corporation
(Name of Issuer)
Common Stock, Par Value $3.50
(Title of Class of Securities)
139380109
(CUSIP Number)
Michael G. Keeley, Esq.
Hunton & Williams LLP
1445 Ross Ave. Suite 3700
Dallas, Texas 75202
(214) 468-3345
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
April 29, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Maurice J. Koury

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

	PF, BK

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER

NUMBER OF		201,022

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		333,898

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		201,022

WITH	10	SHARED DISPOSITIVE POWER

		333,898

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	333,898

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

	8.69% (1)

14	TYPE OF REPORTING PERSON (See Instructions):

	IN
(1) Based on 3,841,785 shares of common stock of Cape Fear Bank Corp. (the “Company”) issued and outstanding as of March 13, 2008, as set forth in the Company’s Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2007.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): The Maurice and Ann Koury Charitable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	7	SOLE VOTING POWER

NUMBER OF		127,626

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		127,626

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

127,626

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

3.3% (2)

14	TYPE OF REPORTING PERSON (See Instructions):

00
(2) Based on 3,841,785 shares of common stock of the Company issued and outstanding as of March 13, 2008, as set forth in the Company’s Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fical year ended December 31, 2007.

CUSIP No.	139380109

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): The Maurice J. Koury Foundation, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

North Carolina

	7	SOLE VOTING POWER

NUMBER OF		5,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,250

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1% (3)

14	TYPE OF REPORTING PERSON (See Instructions):

CO
(3) Based on 3,841,785 shares of common stock of the Company issued and outstanding as of March 13, 2008, as set forth in the Company’s Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2007.

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Robert Isser

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER

NUMBER OF		4,662

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,062

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,662

WITH	10	SHARED DISPOSITIVE POWER

		5,062

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	5,062

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

	0.1%(4)

14	TYPE OF REPORTING PERSON (See Instructions):

	IN
(4) Based on 3,841,785 shares of common stock of the Company issued and outstanding as of March 13, 2008, as set forth in the Company’s Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2007.

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Mort Neblett

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		3,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(5)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(5) Based on 3,841,785 shares of common stock of the Company issued and outstanding as of March 13, 2008, as set forth in the Company’s Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2007.

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Miltom E. Petty

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,250

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,250

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(6)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(6) Based on 3,841,785 shares of common stock of the Company issued and outstanding as of March 13, 2008, as set forth in the Company’s Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2007.

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): James S. Mahan III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0%

14	TYPE OF REPORTING PERSON (See Instructions):

IN

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): David Lucht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		150

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

150

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(7)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(7) Based on 3,841,785 shares of common stock of the Company issued and outstanding as of March 13, 2008, as set forth in the Company’s Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2007.

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Haywood Cochrane, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

1	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF REPORTING PERSON (ENTITIES ONLY): Scott C. Sullivan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions):

PF and OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		1,250

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,250

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,250

12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (See Instructions):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

0.1%(8)

14	TYPE OF REPORTING PERSON (See Instructions):

IN
(8) Based on 3,841,785 shares of common stock of the Company issued and outstanding as of March 13, 2008, as set forth in the Company’s Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934, for the fiscal year ended December 31, 2007.

SCHEDULE 13D
     This amendment number 9 (“Amendment No. 9”) amends the Schedule 13D previously filed on October 3, 2007 and amended by Amendment No. 1 filed on October 26, 2007, Amendment No. 2 filed on November 16, 2007, Amendment No. 3 filed on November 20, 2007, Amendment No. 4 filed on December 28, 2007, Amendment No. 5 filed on February 4, 2008, Amendment No. 6 filed on March 14, 2008, Amendment No. 7 filed on March 28, 2008 and Amendment No. 8 filed on April 7, 2008 (as amended, the “Schedule”) on behalf of the Reporting Persons with respect to the Reporting Persons’ beneficial ownership of shares of common stock, par value $3.50 per share, of Cape Fear Bank Corp., a North Carolina corporation (the “Company”). All defined terms refer to terms defined herein or in the Schedule. This Amendment No. 9 speaks only as of its date. The Schedule is amended only to the extent set forth herein.
Item 4. Purpose of the Transaction.
     The shares covered by this statement were acquired for investment purposes. The Reporting Persons may decide, joined or individually, to purchase additional shares of the Company. In addition, the Reporting Persons, jointly or individually, may dispose of any or all shares of the Company in any manner permitted by applicable securities laws.
     On April 29, 2008, Mr. Koury, as a representative of the Reporting Persons, sent a letter to the Board of Directors of the Company discussing the Company’s first quarter 2008 performance and urging the Company to set an annual meeting date, file a proxy statement and allow shareholders to determine the directors of the Company. A copy of the letter is attached hereto as Exhibit 13 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.
     (a) As of the close of business on April 29, 2008, the reporting persons had the following investments in the securities of the Company: (i) Mr. Koury individually holds 201,022 shares representing approximately 5.2% of the Company’s common stock, (ii) the Trust holds 127,626 shares representing approximately 3.3% of the Company’s common stock, (iii) the Foundation holds 5,250 shares representing approximately 0.1% of the Company’s outstanding common stock, (iv) Mr. Isser individually holds 4,662 shares representing approximately 0.1% of the Company’s outstanding common stock, Mr. Isser’s spouse holds 330 shares representing less than 0.1% of the Company’s outstanding common stock of which Mr. Isser disclaims beneficial ownership and Mr. Isser’s grandson holds 100 shares representing less than 0.1% of the Company’s outstanding common stock, (v) Mr. Neblett holds through his individual retirement account 3,000 shares representing approximately 0.1% of the Company’s outstanding common stock, (iv) Mr. Sullivan holds 1,250 shares representing less than 0.1% of the Company’s outstanding common stock, (v) David Lucht holds 150 shares representing less than 0.1% of the Company’s outstanding common stock, and (vi) Mr. Petty may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 5,250 shares representing approximately 0.1% of the Company’s outstanding common stock held by the Foundation. Accordingly, the Reporting Persons owned beneficially an aggregate of 343,390 shares of Company outstanding common stock, representing approximately 8.9% of the Company’s issued and outstanding common stock as of March 13, 2008.
     (b) Mr. Koury, individually, in his capacity as a trustee of the Trust and as Chairman of the Board of Directors of the Foundation, may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 333,898 shares of common stock of the Company representing approximately 8.7% of the Company’s outstanding common stock. Mr. Isser may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 5,092 shares of the common stock of the Company representing approximately 0.1% of the Company’s outstanding common stock. Mr. Neblett may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 3,000 shares of the common stock of the Company representing less than 0.1% of the Company’s outstanding common stock. Mr. Petty may be deemed to own beneficially (as defined in Rule 13d-3 promulgated under the Exchange Act) 5,250 shares of the common stock of the Company representing approximately 0.1% of the Company’s outstanding common stock. All percentages are based on the 3,841,785 shares of common stock issued and outstanding as of March 13, 2008 as reported by the Company.
     (c) The Reporting Persons have not purchased any additional shares of the Company’s common stock subsequent to those transactions previously reported on the Schedule.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons.
     (e) Not applicable

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.*	Joint Filing Agreement, dated October 3, 2007, by Maurice J. Koury, Maurice and Ann Koury Charitable Trust and the Maurice J. Koury Foundation, Inc.

Exhibit 2.*	Promissory Note, dated August 21, 2007

Exhibit 3.*	Letter, dated September 26, 2007, to John Cameron Coburn (Chairman, President and CEO) and Walter Lee Crouch Jr. (Vice Chairman)

Exhibit 4.**	Letter, dated October 24, 2007, to John Cameron Coburn (Chairman, President and CEO)

Exhibit 5.†	Letter, dated November 6, 2007, to John Cameron Coburn (Chairman, President and CEO)

Exhibit 6.††	Letter, dated November 20, 2007, to Secretary of Cape Fear Bank Corp. demanding to inspect certain books and records of Cape Fear Bank Corp.

Exhibit 7.+	Letter, dated December 20, 2007, to the Board of Directors of Cape Fear Bank Corp. proposing to purchase all of the issued and outstanding common stock.

Exhibit 8.++	Letter, dated March 12, 2008, to the Board of Directors of Cape Fear Bank Corp. declaring Mr. Koury’s intention to propose an alternative slate of directors for election at the Company’s annual meeting.

Exhibit 9.+++	Letter, dated March 18, 2008, to the Directors of Cape Fear Bank Corp. nominating a slate of directors in opposite to the slate of directors to be proposed by management.

Exhibit 10.+++	Letter, dated March 20, 2008, to the John Cameron Coburn (Chairman, President and CEO) notifying Cape Fear Bank Corp. of its obligations under Rules 14a-6 and 14a-9 of the Securities Exchange Act of 1934.

Exhibit 11.+++	Press Release, dated March 25, 2008, announcing his nomination of a slate of directors in opposition to management’s nominees.

Exhibit 12.+++	Amended and Restated Joint Filing Agreement, dated March 26, 2008, by the Reporting Persons.

Exhibit 13.	Letter, dated April 29, 2008, to the Board of Directors of Cape Fear Bank Corp. urging the Company to set an annual meeting date, file a proxy statement and hold an annual meeting of its shareholders in compliance with the Company’s legal obligations.

*   Previously filed on Schedule 13D, filed on October 3, 2007.
**   Previously filed on Amendment No. 1 to Schedule 13D, filed on October 26, 2007.
†    Previously filed on Amendment No. 2 to Schedule 13D, filed on November 16, 2007.
††    Previously filed on Amendment No. 3 to Schedule 13D, filed on November 20, 2007.
+    Previously filed on Amendment No.  4 to Schedule 13D, filed on December 28, 2007.
++   Previously filed on Amendment No. 6 to Schedule 13D, filed on March 14, 2008.
+++   Previously filed on Amendment No. 7 to Schedule 13D, filed on March 28, 2008.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 30, 2008.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Individually

Date: April 30, 2008.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Trustee of the Maurice and
Ann Koury Charitable Trust

Date: April 30, 2008.	By:	/s/ Maurice J. Koury
Maurice J. Koury, Chairman of the Board of
the Maurice J. Koury Foundation, Inc.

Date: April 30, 2008.	By:	/s/ Miltom E. Petty
Miltom E. Petty, Individually

Date: April 30, 2008.	By:	/s/ Scott C. Sullivan
Scott C. Sullivan, Individually

Date: April 30, 2008.	By:	/s/ Haywood Cochrane, Jr.
Haywood Cochrane, Jr., Individually

Date: April 30, 2008.	By:	/s/ Mort Neblett
Mort Neblett, Individually

Date: April 30, 2008.	By:	/s/ James S. Mahan, III
James S. Mahan, III, Individually

Date: April 30, 2008.	By:	/s/ David Lucht
David Lucht, Individually

Date: April 30, 2008.	By:	/s/ Robert Isser
Robert Isser, Individually

Exhibit 13
MAURICE J. KOURY
P.O. BOX 850
BURLINGTON, NC 27216
April 29, 2008
VIA OVERNIGHT COURIER
Cape Fear Bank Corporation
1117 Military Cutoff Road
Wilmington, North Carolina 28405
Attn: Board of Directors
Ladies and Gentlemen:
     I note with serious concern that things appear to be going from bad to worse at Cape Fear Bank Corporation (“the Company”). Last week’s announcement of first quarter 2008 results and a further decline in asset quality are of serious concern to me and, I presume, my fellow shareholders. This announcement follows a disappointing 2007. More challenging banking markets loom ahead, and it will take skill, experience, and wise counsel from a market-savvy board of directors to direct the Company.
     On April 25, 2008, the Company reported a $1.0 million pre-tax loss for the first quarter of 2008. Revenues declined $374,000 from the fourth quarter of 2007, while non-interest expense rose $731,000. Book value per share declined to $7.38 from $7.56 at the end of 2007. The Company charged off $348,000 of bad loans and still reported a $214,000 increase in nonperforming assets – meaning that the troubling bad loan levels reported at year-end rose by another $560,000.
     One analyst who covers the stock, Chris Marinac of FIG Partners, digested this news and subsequently decided to lower his investment opinion to “underperform.” Here is what Mr. Marinac had to say on April 28, 2008 about the Company:
We think there are over $3 million of embedded losses on CAPE’s nonperforming assets (NPAs) and we expect additional losses could occur from its remaining “current loans” during the remainder of this credit cycle through 2009. When total reserves and capital are examined, we think CAPE has become thin on resources to cover its potential loan losses. Thus, we expect additional capital is necessary which places further pressure on the company.
Moreover, management is currently embroiled in a dispute with a group of unhappy shareholders who are calling for changes in leadership and direction. We feel this group makes a very strong point that must be considered (and has much more to do with performance than complaints over the CEO’s paycheck).
This bank has done a poor job of building core deposits which limits its franchise value. If we pay reasonable deposit prices on the 28% of the deposit base that is truly “Core” and also record haircuts for current NPAs, the stock is worth $9 to $11 at best. It is difficult to recommend the shares, hence we now rate CAPE at “Underperform.” Our expectation is for additional losses in 2Q08 and a very uncertain second-half of 2008.
     We grimly foresaw this future last summer and began writing to you about our concerns and observations. However, you have consistently rejected our requests to meet with you and voice our concerns. Left with no viable alternative, we have asked our fellow investors to support a new slate of directors that we feel can reverse the direction and improve the prospects of the Company.
     We filed our preliminary proxy statement with the Securities and Exchange Commission (“SEC”) on April 10, 2008, in order to give our fellow shareholders and the board an opportunity to understand fully how we view the Company’s predicament. We chose that timing based on the Company’s well-established tradition of holding the annual meeting somewhere between the middle of April and the middle of May. Furthermore, in discussions with the Company’s transfer agent, we understand that initially the Company had set a record date of April 2, 2008 and an annual meeting date of May 15, 2008, consistent with the table below. Now you have informed me that this will not be the record date for the annual meeting, and that, in fact, the board has not set a record date or an annual meeting date (letters included by exhibit).
     The following table illustrates the Company’s tradition regarding its annual meeting:
Annual Meeting History

Initial Filing	Record Date	Meeting Date
03/22/99	03/01/99	04/29/99
03/20/00	03/10/00	04/27/00
04/01/01	03/09/01	05/17/01
03/20/02	03/11/02	04/18/02
03/20/03	03/10/03	04/17/03
03/18/04	03/10/04	04/22/04
03/30/05	03/09/05	05/05/05
03/24/06	04/07/06	05/18/06
04/12/07	04/02/07	05/17/07
     Source: Company proxies, as filed with federal regulators.
     Without further explanation, delaying the Company annual meeting date gives the impression that the Company has deliberately postponed the meeting in order to disenfranchise Company shareholders and to entrench the board and management. Such a decision by the board will be sure to receive heightened scrutiny by shareholders and others.
     We note that in its 10-K filing, the Company indicated that the proxy materials would be filed with the SEC by April 30. Now the Company says that it will hold its annual meeting in August 2008, despite the fact that our Company’s bylaws require that the annual meeting be held by June 30. Please confirm why the board cannot comply with the Company’s bylaws.

     We urge this board to set an annual meeting date, to file a proxy statement with the SEC and to allow the shareholders to exercise their legal right to determine the management of the Company. We are confident our fellow shareholders will have something to say if they are simply given the proper forum (the annual meeting) in which to say it.
Very truly yours,

Maurice J. Koury

April 15, 2008
Maurice J. Koury
P.O. Box 850
Burlington, NC 27216
          Re:      Your Letter Dated April 9, 2008
Dear Mr. Koury;
          This letter is in response to your request in the above referenced letter for a list of shareholders of Cape Fear Bank Corporation (Company). You state in your letter your understanding that the Company has set a record date of April 2, 2008 for its 2008 Annual Meeting and you request a list of the Company’s shareholders as of the record date for the Annual Meeting. Your understanding as to the Company’s record date is incorrect. In order to save you any further inconvenience in that regard, this letter also will confirm that the board of directors of the Company has not yet set a record date for the 2008 Annual Meeting.
Sincerely,

Shelley Southerland
Vice President and Corporate Secretary

MAURICE J. KOURY
P.O. BOX 850
BURLINGTON, NC 27216
April 21, 2008
Cape Fear Bank Corporation
Attn: Shelley Southerland, Vice President and Corporate Secretary
1117 Military Cutoff Road
Wilmington, NC 28405
Dear Ms. Southerland:
I received your letter dated April 15, 2008 and find it curious. It was my understanding that Registrar and Transfer Co., the transfer agent for Cape Fear Bank Corporation (the “Company”), notified brokers and banks that the Company established a record date of April 2, 2008 for its 2008 annual meeting of the shareholders of the Company and that the annual meeting would be held on May 15, 2008. Was this done without the approval of the board of directors of the Company? If so, who authorized the transfer agent to notify the brokers and banks of those dates?
Please advise me when the board of directors intends to set the record date and to hold the 2008 annual meeting. Also, please provide me with the information previously requested as of record date to be established by the board of directors of the Company in accordance with my prior correspondence.

Maurice J. Koury